September 4, 2007

Mail Stop 4561

Robert H. Young
Executive Vice President and Chief Financial Officer
WesBanco, Inc.
One Bank Plaza
Wheeling, WV 26003

   Re: WesBanco, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     File No. 333-107763

Dear Mr. Young:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Kevin W. Vaughn
       Accounting Branch Chief